Calculation of Distribution Rate
                     MetLife - State Street Tax-Exempt Fund

     The distribution rate is calculated by annualizing the latest per-share distribution from ordinary income and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates.

     The computation for the month ended December 31, 1989 is as follows:

                      .0400(a) x 12 = .480/7.77(b) = 6.18%

     (a) distribution rate for the month ended December 31, 1989

     (b) net asset value at December 31 1989 ($7.42) multiplied by maximum sales charge (100/95.5) = $7.77